# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enhanced Group Inc., CIK 0001956439
CUSIP: 29333R107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 169 Madison Avenue, Suite 15101, New York, New York (NY), 10016
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0002130452
Persons authorized to receive notices and communications: Maximilian Martin, c/o Enhanced Group Inc., 169 Madison Avenue, Suite 15101, New York, New York (NY), 10016, 929-357-2672

## Reporting persons
- Maximilian Martin (CIK 0002130452): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 10,151,943; shared voting power 0; sole dispositive power 10,151,943; shared dispositive power 0; aggregate amount beneficially owned 10,151,943 (8.3% of the class)
  Comment: The percent of class is calculated based on 122,230,453 shares of Class A Common Stock outstanding as of May 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Enhanced Group Inc.
Address of issuer's principal executive offices: 169 Madison Avenue, Suite 15101, New York, New York (NY), 10016
Comment: The title and class of equity securities to which this statement on Schedule 13D ("Schedule 13D") relates are the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Enhanced Group Inc., a Texas corporation (the "Issuer"), whose principal executive offices are located at 169 Madison Avenue, Suite 15101 New York, NY 10016.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Maximilian Martin (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o Enhanced Group Inc., 169 Madison Avenue, Suite 15101 New York, NY 10016.
Present principal occupation or employment: Maximilian Martin, a natural person, serves as the Chief Executive Officer of the Issuer and is also a member of the Issuer's board of directors.
Criminal convictions in the last five years: During the last five years preceding the date of this filing, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years preceding the date of this filing, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Maximilian Martin is a citizen of the Federal Republic of Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were received as consideration in connection with the Business Combination (as defined below) upon the conversion of Enhanced common shares and options to acquire Enhanced common shares held by the Reporting Person.
On November 26, 2025, A Paradise Acquisition Corp., a blank check company incorporated in the British Virgin Islands as a business company with limited liability ("A Paradise"), entered into a Business Combination Agreement (the "Business Combination Agreement") with A Paradise Merger Sub I, Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of A Paradise ("Merger Sub"), and Enhanced Ltd, a Cayman Islands exempted company with limited liability ("Enhanced").
On May 6, 2026, as contemplated by the Business Combination Agreement and in accordance with the Company's Plan of Conversion adopted in accordance with Section 10.102(a) of the Texas Business Organizations Code, A Paradise filed an application to discontinue as a business company with the BVI Registrar of Corporate Affairs, together with the necessary accompanying documents, and filed a certificate of formation and a certificate of conversion of a foreign entity converting to a Texas filing entity with the Secretary of State of the State of Texas, under which A Paradise domesticated and continued as a Texas corporation (the "Domestication"). Upon the Domestication A Paradise changed its name to "Enhanced Group Inc."
On May 7, 2026, Merger Sub merged with and into Enhanced, with Enhanced surviving the merger as a wholly owned subsidiary of A Paradise, and Enhanced merged with and into A Paradise, with A Paradise surviving the merger (together with the Domestication and other transactions contemplated by the Business Combination Agreement, the "Business Combination"). The Issuer is the successor public company following the completion of the Business Combination between A Paradise and Enhanced.
In connection with the consummation of the Business Combination, the Issuer issued an aggregate of 122,230,453 shares of Class A Common Stock. The Class A Common Stock began trading on the New York Stock Exchange (the "NYSE") under the ticker symbol "ENHA" on May 8, 2026.
The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, included with this Schedule 13D as Exhibit 1 and incorporated herein by reference.
The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference into Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person received 10,151,943 shares of Class A Common Stock as consideration in the Business Combination upon the conversion of Enhanced common shares held by the Reporting Person. In addition, in connection with the Business Combination, options to purchase Enhanced common shares held by the Reporting Person were converted into options to purchase 1,930,339 shares of Class A Common Stock, which options are not exercisable within 60 days of the date hereof.

From time to time, subject to restrictions that may be applicable by virtue of his role as Chief Executive Officer and a member of the Issuer's Board of Directors, the Reporting Person may acquire additional shares of the Class A Common Stock or determine to dispose of shares of Class A Common Stock beneficially owned by him. The Reporting Person may change his present intentions at any time and therefore reserves his right to make alternative plans or proposals in the future or take any other steps to enhance the value of his investment. The Reporting Person further reserves the right to increase, decrease or eliminate this investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, diversification of such Reporting Person's investments, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

As noted above, the Reporting Person is currently the Chief Executive Officer and a member of the Issuer's Board of Directors. Other than as described in this Schedule 13D, the Reporting Person has no current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns, in the aggregate, 10,151,943 shares of Class A Common Stock, representing approximately 8.3% of the Class A Common Stock outstanding, based on 122,230,453 shares of Class A Common Stock outstanding as of May 7, 2026. The Reporting Person has sole voting and dispositive power over such shares. The Reporting Person's stock options are not included because such options are not exercisable within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns, in the aggregate, 10,151,943 shares of Class A Common Stock, representing approximately 8.3% of the Class A Common Stock outstanding, based on 122,230,453 shares of Class A Common Stock outstanding as of May 7, 2026. The Reporting Person has sole voting and dispositive power over such shares. The Reporting Person's stock options are not included because such options are not exercisable within 60 days of the date hereof.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, the Reporting Person has not effected any transactions in the Issuer's Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Option Agreement

Prior to the consummation of the Business Combination, the Issuer (f/k/a Enhanced Ltd) and the Reporting Person entered into a stock option agreement for 253,921 stock options (the "Option Agreement") granted under the Enhanced Incentive Plan in respect of the common shares of Enhanced, with an exercise price per share equal to $9.32 (the "Enhanced Options"). The Enhanced Options were subject to vesting pursuant to their terms one-quarter (1/4) on the first anniversary of October 29, 2025 and 1/48th on the corresponding day of each month thereafter (or if there is no corresponding day, on the last day of such month), subject to continuous employment through each such vesting date. In connection with the Business Combination, in accordance with the terms of the Business Combination Agreement, the Enhanced Options were converted into 1,930,339 stock options to acquire shares of the Issuer's Class A Common Stock on substantially the same terms as applied to the Enhanced Options, including with respect to vesting, exercisability and termination-related provisions, with an exercise price per share, as adjusted by the applicable exchange ratio, equal to $1.2260.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, which is attached as Exhibit 3 to this Schedule 13D and incorporated into this Item 6 by reference.

Transaction Support Agreement

Prior to the consummation of the Business Combination, the Reporting Person entered into a Transaction Support Agreement with the Issuer (f/k/a Enhanced Ltd) (the "Transaction Support Agreement"), pursuant to which the Reporting Person is subject to lockup restrictions and may not transfer shares of Class A Common Stock received in respect of Enhanced common shares during the support period (being from signing of the Transaction Support Agreement until the earlier of (i) termination of the Business Combination Agreement or (ii) 12 months after the closing of the Business Combination), subject to the following releases: 50% of the Reporting Person's shares will be released 6 months after the closing of the Business Combination, and the remaining 50% will be released 12 months after the closing of the Business Combination.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Form of Transaction Support Agreement, which is attached as Exhibit 2 to this Schedule 13D and incorporated into this Item 6 by reference.

Form of Indemnification Agreement

At the closing of the Business Combination, the Issuer entered into an indemnification agreement (the "Indemnification Agreement") with each of its directors and executive officers, including the Reporting Person. The Indemnification Agreement provides for indemnification and advancement by the Issuer of certain expenses and costs relating to claims, suits, or proceedings arising from service to the Issuer or, at its request, service to other entities, as officers or directors to the maximum extent permitted by applicable law.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is attached as Exhibit 4 to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Business Combination Agreement, dated as of November 26, 2025, by and among A Paradise Acquisition Corp., A Paradise Merger Sub I, Inc., and Enhanced Ltd. (incorporated by reference to Exhibit 2.1 to the Form S-4 filed on February 12, 2026).

Exhibit 2 - Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.2 to the Form S-4 filed on February 12, 2026).

Exhibit 3 - Option Agreement dated as of May 5, 2026, by and between Maximilian Martin and Enhanced Ltd.

Exhibit 4 - Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Form S-4 filed on February 12, 2026).

Exhibit 5 - Power of Attorney for Section 13 and Section 16 Reporting, dated as of May 7, 2026 (incorporated by reference to Exhibit 24 to the Reporting Person's Form 3 filed on May 7, 2026).

## Signatures
- Maximilian Martin: /s/ Emily Tabak, Emily Tabak/Attorney-in-Fact (05/14/2026)